Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the periods shown has been computed by dividing earnings available for fixed charges (income from continuing operations before income taxes plus fixed charges including capitalized interest) by fixed charges (interest expense including capitalized interest). Interest expense includes the portion of operating rental expense which we believe is representative of the interest component of rental expense.

	Years Ended December 31,				
	2003	**2002**	**2001**	**2000**	**1999**
	(In thousands, except ratio data)				
Income (Loss) from Continuing Operations Before Income Taxes..	$ 126,683	$ 64,396	$ 22,642	$ (40,224)	$ 5,492
Fixed Charges:					
Interest expense (including capitalized interest)................	5,506	7,700	15,767	17,932	14,315
Interest relating to rental expense (1).................................	6,795	5,205	2,609	2,387	2,428
Total fixed charges..	12,301	12,905	18,376	20,319	16,743
Earnings available for fixed charges...................................	$ 138,984	$ 77,301	$ 41,018	$ (19,905)	$ 22,235
Ratio of earnings to fixed charges (2)................................	11.30	5.99	2.23	-	1.33

(1) The representative interest portion of rental expense was deemed to be one-third of all rental expense.
(2) Earnings were not sufficient to cover fixed charges during the year ended December 31, 2000, by $40.2 million; all other periods had sufficient income to cover fixed charges.